SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 14, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL APPLAUDS CRTC'S CONSUMER-ORIENTED DECISION TO REVISE INTERCONNECTION RULES

Larger local interconnection regions and more efficient network arrangements will extend benefits of competition for Canadians

Montreal, July 14, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today welcomed a significant ruling by the Canadian Radio-television and Telecommunications Commission, CRTC Decision 2004-46, to expand local interconnection regions and to rationalize the compensation rules between local exchange carriers. The ruling, entitled Trunking arrangements for the interchange of traffic and the point of interconnection between local exchange carriers, will enable Competitive Local Exchange Carriers (CLECs) to deploy fewer network points of interconnection, to further consolidate trunking facilities, and to offer local number portability across much wider areas.

As the sole wireless carrier with CLEC status in Canada, Microcell is also the only Canadian wireless operator currently offering number portability. "By enabling more efficient and cost-effective interconnection arrangements for CLECs, and by allowing a greater number of Canadians to benefit from number portability, the CRTC has ensured that consumers will see greater benefits from competition in the local telecommunications market," said Andre Tremblay, President and Chief Executive Officer, Microcell Telecommunications Inc.

Microcell's own proposals in the proceeding were largely in line with the Commission's ruling. "The Company will benefit from this decision, particularly through the reduction of interconnection costs," added Mr. Tremblay.

About Microcell

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca